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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               UTILX CORPORATION
                           (Name of Subject Company)

                               UTILX CORPORATION
                     (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                               ----------------

                                   918031105
                        (CUSIP Number of Common Stock)

                               ----------------

                             William M. Weisfield
                     President and Chief Executive Officer
                               UTILX Corporation
                              22820 Russell Road
                                 PO Box 97009
                          Kent, Washington 98064-9709
                                (253) 395-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to

                             CARMEN L. SMITH, ESQ.
                               Graham & Dunn PC
                               1420 Fifth Avenue
                                  33rd Floor
                            Seattle, WA 98101-2390
                                (206) 340-9642

                               ----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. SUBJECT COMPANY INFORMATION

  The name of the subject company is UTILX Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices 22820 Russell Road, PO Box 97009, Kent, Washington 98064-9709. The telephone number of the principal executive offices of the Company is (253) 395-0200.

  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the "Common Stock") of the Company together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, between the Company and American Stock Transfer & Trust Company (the shares of Common Stock and the associated Rights are referred to in this Statement as the "Shares"). As of June 2, 2000 there were 7,475,944 Shares issued and outstanding, options outstanding to purchase an aggregate of 1,572,416 shares of Common Stock under the Company's stock option plans.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSONS

  The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  This statement relates to the tender offer being made byInfrastruX Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of InfrastruX Group, Inc. a Washington corporation (the "Parent"), to purchase all outstanding shares of Common Stock and associated rights upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 30, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together as they may be amended from time to time, constitute the "Offer"), at the purchase price of $6.125 per Share (the "Offer Price"), net to the tendering shareholder in cash, without interest.

  A copy of the Offer to Purchase is attached as Exhibit (a)(1) hereto and is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's shareholders concurrently with this Schedule 14D-9.

  The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated June 30, 2000, filed by Purchaser with the Securities and Exchange Commission (the "SEC") on June 30, 2000.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2000 among the Company, the Purchaser and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). The Company will continue as the surviving corporation after the Merger and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share not tendered in the Offer (other than Shares owned by the Company as treasury stock, the Parent, Purchaser or any direct or indirect subsidiary of the Parent or Purchaser, or by shareholders, if any, who are entitled to and who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $6.125 per Share, the same amount per share as the Offer Price in the Offer (the "Merger Consideration").

  The Schedule TO states that the principal executive offices of the Purchaser and Parent are located at One Bellevue Center, Bellevue, Washington 98004. All information concerning the Purchaser, the Parent, or their affiliates, or actions or events in respect of any of them, was provided by the Purchaser and/or Parent, and the Company assumes no responsibility therefor.


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Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  Except as set forth in this Item 3, to the knowledge of the Company there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates.

  In considering the recommendation of the special committee of the Board of Directors (the "Special Committee", which is described below) set forth in
Item 4, the Company's shareholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described below and which may present them with certain conflicts of interest. The Special Committee is aware of these potential conflicts and considered them along with the other factors described in Item 4 below in making its recommendation.

  John D. Durbin, a director of the Company, is also the President and Chief Executive Officer of Parent, and a director of Puget Sound Energy, Inc., which wholly owns Parent. John W. Ellis, a director of the Company, is also a director of Puget Sound Energy, Inc. In view of these facts, the Company's Board of Directors appointed the Special Committee to act on behalf of the entire Board of Directors in connection with the evaluation and approval of the Offer and the Merger. The Special Committee is composed of Messrs. Bright, Higgins and Runice, all disinterested non-employee directors of the Company. Mr. Gannon, also a disinterested director, was initially appointed to the Special Committee upon his appointment as a director on June 9, 2000, but subsequently recused himself in light of his relative inexperience with the Company's business and affairs, and his inability to fully participate in the Special Committee's evaluations. Because William M. Weisfield will serve as President of the Company, as the surviving corporation following the Merger, pursuant to the employment agreement described below, it was determined that Mr. Weisfield would act only in an advisory capacity to the Special Committee, and not as a voting member, but would coordinate the meetings of the Special Committee and act as its Chair.

  Parent is a wholly-owned subsidiary of Puget Sound Energy, Inc. ("PSE"). The Company provides services to PSE in the ordinary course of its business. In the fiscal year ended March 31, 2000, the Company received approximately $480,000 from PSE for providing such services.

  The Company has entered into executive employment agreements with William Weisfield, effective November 1, 1998, which among other things, contain provisions regarding payments to be made to Mr. Weisfield in the event of termination due to a change of control of the Company. The Company has also entered into an Incentive Compensation Agreement with Glen J. Bertini, Senior Vice President Business Development. These agreements are described under "Employment Contracts and Termination of Employment and Change of Control Arrangements" in the Information Statement attached as Annex B to this Statement.

  Pursuant to the Merger Agreement, the Company and Parent have entered into an employment agreement with Mr. Weisfield, which will be effective on the closing of the Merger. Mr. Weisfield will serve as the President of the Company following the Merger. The agreement may be terminated by either Mr. Weisfield or the Company at any time, with or without reason. The agreement provides for an annual base salary of $325,000, subject to increase in future years in the discretion of the Company's Board. Mr. Weisfield will also be granted stock options, following the Parent's adoption of a stock option plan, to purchase a number of shares of Parent common stock equal to 1% of the Parent's outstanding stock, subject to standard vesting provisions and at an exercise price equal to the fair market value of the Parent common stock on the date of grant. If Mr. Weisfield's employment is terminated without cause (as defined in the agreement) or if Mr. Weisfield terminates his employment for good reason (as defined in the agreement), he will be entitled to receive termination payments equal to eight months salary. The preceding summary of the employment agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached as Exhibit (e)(9) and incorporated herein by reference.

  The Company has also entered into an employment agreement, dated as of September 1, 1993 with Mr. Glenn Bertini. The agreement is for successive one year terms commencing September 1, 1993, and is

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automatically renewed on each anniversary date unless at least 60 days prior to any such anniversary date either party gives notice to the other party that the agreement will not be extended. The agreement provides that in the event of the termination of Mr. Bertini's employment without cause, as defined in the agreement, or in the event of Mr. Bertini's termination of the agreement for good reason (as defined in the agreement), Mr. Bertini will be entitled to receive a severance payment equal to one year's base salary (so long as he has not become reemployed with another employer) and an amount equal to his annual bonus, prorated to the date of such termination. The agreement also provides that Mr. Bertini will receive a like amount in the event of his termination for any reason, except for cause, or his voluntary termination, within 180 days of a change of control of the Company. The preceding summary of the agreement is qualified in its entirety by reference to the Employment Agreement, a copy of which is attached as Exhibit (e)(11) and incorporated herein by reference.

  Confidentiality Agreement. Effective as of May 24, 2000, the Company and Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement") pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of confidential information.

  The Confidentiality Agreement also provides that for a period of two years from the date of such agreement, each party agrees that unless specifically invited in writing by the other party, neither party nor any affiliate will directly or indirectly effect or seek, offer or propose to effect, or assist any other person to effect or seek, offer or propose, any (i) acquisition of the securities or assets of the other party; (ii) tender or exchange offer, merger or other business combination involving the other party: (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party; or (iv) any solicitation of proxies or consents to vote any voting securities of the other party, or otherwise act, alone or in concert with others, to seek to control or influence the other party.

  The preceding summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit (e)(4) to this Statement and incorporated herein by reference.

  Non-Solicitation and Expense Reimbursement Agreement. Effective as of June 14, 2000, the Company and Parent entered into a Non-Solicitation and Expense Reimbursement Agreement (the "Non-Solicitation Agreement"). The provisions of the Non-Solicitation Agreement have subsequently been superceded by provisions of the Merger Agreement. The Non-Solicitation Agreement provided that until the earlier of June 30, 2000 or the signing of a definitive Merger Agreement, the Company would cease all discussions with any parties other than Parent with respect to any proposed merger, acquisition or similar transaction, and would not initiate, solicit or encourage inquiries, negotiations or proposals with respect to any such transactions. The Company was not prevented, however, from responding to, or engaging in discussions with another party who made an unsolicited inquiry or proposal to merge with or acquire the Company. The Company was required to immediately notify Parent of any unsolicited inquiries or proposals, and if an unsolicited proposal was received by the Company, Parent was relieved of its "standstill" obligations, as described above, under the Confidentiality Agreement. On June 14, 2000, the Company received an unsolicited inquiry from a third party, and pursuant to the agreement advised Purchaser of such inquiry and its intention to respond to such inquiry. The Company responded to the inquiry and subsequently received additional inquiries from such third party. The Company, together with Banc of America Securities LLC, its financial adviser, responded to these inquiries. As of the date of this statement, however, the Company has not received any proposal from such third party.

  The Non-Solicitation Agreement also provided that, in order to facilitate negotiations, Parent would reimburse the Company for its actual reasonable expenses incurred with respect to professional fees in connection with the Offer and the Merger, up to a maximum amount of $150,000.

  The preceding summary of the Non-Solicitation Agreement is qualified in its entirety by reference to the Non-Solicitation Agreement, a copy of which is attached as Exhibit (e)(5) to this Statement and incorporated herein by reference.

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  The Merger Agreement. A summary of the material terms of the Merger
Agreement and the description of the conditions of the Offer is included in
Section 12 of the Offer to Purchase, which is incorporated herein by reference. Such summary may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material that is summarized in the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit
(e)(1) hereto and is incorporated herein by reference.

  Company shareholders do not have any appraisal or dissenters rights with respect to the Offer. However, shareholders who do not tender their shares will have certain rights under Delaware law to dissent and demand appraisal of their shares if the Merger is consummated. These rights and the procedures required to exercise such rights are summarized in the Offer to Purchase and the applicable statute is filed as Exhibit (a)(5) hereto and incorporated herein by reference.

  Purchaser's Designation of Persons to be Elected to the Company's Board of Directors. The Merger Agreement provides that, promptly upon the acquisition by Purchaser pursuant to the Offer of at least 67% of the Shares outstanding on a fully diluted basis (including all Shares issuable upon the cash exercise of all vested and unvested stock options, warrants and conversion of any convertible securities or other rights to purchase or acquire Shares), Parent will be entitled to designate a majority of the Company's Board of Directors. The Company agrees, upon request of Parent, to promptly increase the size of the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

  Indemnification; Directors and Officers Insurance. Pursuant to the Merger Agreement, from and after the effective time of the Merger, Parent will cause the Company, as the surviving corporation in the Merger, to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the effective time of the Merger. The Merger Agreement also provides that the Restated Certificate of Incorporation and Bylaws of the Company, as the surviving corporation in the Merger, will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company's directors and officers as those contained in the Company's Restated Certificate of Incorporation and Bylaws as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years following the effective time of the Merger, in any manner that would adversely affect the rights of individuals who, immediately prior to the Merger, were directors, officers, employees or agents of the Company, unless such modification is required by law.

  The Merger Agreement further provides that for a period of at least six years after the effective time of the Merger, Parent will cause the Company, as the surviving corporation in the Merger, to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company, or substitute policies of equal coverage, with respect to claims arising from facts or events that occurred before the effective time of the Merger.

  Effects of the Offer and the Merger on Company Stock Option Plans. The Merger Agreement provides that as soon as reasonably practicable following the date that the Purchaser acquires at least 67% of the Shares pursuant to the Offer, the Company will use its best efforts to take actions necessary to effect the following with respect the Company's stock option plans: (i) adjust the terms of all outstanding stock options, whether vested or unvested, as necessary to provide that each outstanding stock option, vested or unvested, shall be cancelled immediately prior to the Merger, with the holder thereof becoming entitled to receive an amount in cash equal to the excess, if any, of the Offer Price over the exercise price per Share of the Common Stock subject to the option, multiplied by the number of Shares for which such option has not previously been exercised: and (ii) to make such other changes to the plans as the Company and Parent may agree are appropriate to give effect to the Merger. Under the Company's employee stock option plans, all unvested options become exercisable upon a

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change of control and, in some cases, options may be cashed out. The stock option plan pursuant to which director stock options have been granted contains no such acceleration provisions. However, pursuant to the terms of the Merger Agreement all outstanding options, both employee and director options, will be accelerated and cashed out upon the closing of the Merger.

Item 4. THE SOLICITATION OR RECOMMENDATION

  Recommendation of the Special Committee. The Special Committee, at a meeting held on June 28, 2000, unanimously determined that the Merger represents the best available transaction to the Company and that the terms of the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the shareholders of the Company. At this meeting, the Special Committee approved the Merger Agreement, the Offer and the Merger and the other transaction contemplated by the Merger Agreement.

  The Special Committee unanimously recommends that shareholders accept the Offer and tender their shares in the Offer.

  A letter to the Company's shareholders communicating the Special Committee's recommendation and a joint press release announcing the Offer are filed herewith as Exhibit (a)(3) and Exhibit (a)(4), respectively, and are incorporated herein by reference.

  Background; Reasons for the Special Committee's Recommendation.

  On May 21, 2000, John Durbin, a director of Parent and Chief Executive Officer of Purchaser, met informally with William Weisfield, Chairman and Chief Executive Officer of the Company, to discuss a potential business combination between the Company and Parent, a newly-formed subsidiary of Puget Sound Energy, Inc. Mr. Durbin knew of the Company and Mr. Weisfield through his membership on the Board of Directors of the Company.

  On May 24, 2000, Mr. Durbin, Mr. Weisfield and Michael Lennon, a Managing Director at Emerge Corporation, financial advisor to Parent, discussed the Company's business at the offices of the Company and engaged in preliminary discussions about a possible fit between the Company and Parent.

  On May 24, 2000, Parent entered into the Confidentiality Agreement with the Company.

  On May 26, 2000, Mr. Durbin, Mr. Lennon and Mr. Weisfield met at the offices of Emerge Corporation. At the meeting, Parent presented the Company with a proposal to purchase all of the outstanding stock of the Company in a cash tender offer. Parent also described its preliminary valuation of the Company.

  On May 27, 2000, Mr. Weisfield and Darla Norris, the Company's Senior Vice President and Chief Financial Officer, met with the Company's counsel to discuss and review the terms of the proposal.

  On May 31, 2000, the Company's Board of Directors met to discuss the proposal of Parent. Due to potential conflicts of interest (as described in Item 3), Messrs. Durbin and Ellis were absent, having recused themselves. Mr. Weisfield reviewed with the Board, his meetings and discussions with representatives of Parent. Management also discussed its initial contact with potential financial advisers. Following extensive discussion, the Board formed the Special Committee of disinterested non-employee directors to consider the sale of the Company, including the proposal of Parent. The Board also discussed the receipt of an unsolicited inquiry from a third party and a planned meeting with such third party. Mr. Weisfield and Ms. Norris reported on their identification of and contact with three potential investment bankers.

  On June 6, 2000, Mr. Durbin, Mr. Lennon, Mr. Weisfield and Ms. Norris met at the offices of Emerge Corporation to discuss Parent's operating plan and strategy, change of control provisions in the Company's contracts, and the structure of the tender offer and valuation.

  On June 7, 2000, the Special Committee met to discuss the status of the proposal from Purchaser. The Company's management reported on its meetings with potential financial advisors and provided its

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recommendations to the Special Committee. Based on such recommendations, the
Special Committee approved the engagement of BAS.

  On June 7, 2000, Mr. Durbin, Mr. Lennon, and representatives of Perkins Coie LLP, counsel to Parent, met with Mr. Weisfield and Ms. Norris and representatives of Graham & Dunn PC, counsel to the Company, at the offices of Graham & Dunn to discuss issues relating to timing and expenses, a nonsolicitation agreement presented by Parent, and the duties of the Company's Board of Directors.

  On June 9, 2000, the Special Committee met to further consider the proposal of Parent. Mr. Weisfield reported on his meeting with Parent and its counsel and reviewed the status of the proposal. With input from management and representatives of BAS, the Special Committee discussed the factors that would be considered in analyzing the Company's value, reviewed stock trading history, certain Company financial information, and the Company's strategic plan. Following such discussions, the Special Committee authorized
Mr. Weisfield and Darla Norris, the Company's Senior Vice President and Chief Financial Officer, to pursue negotiations with Parent of a definitive agreement to acquire the Company, subject to the Special Committee's further review and approval and the condition that such negotiations preserve the ability of the Company to consider and pursue any potentially superior offer and to obtain reimbursement of expenses.

  On June 12, 2000, the Special Committee met to further discuss the proposal of Parent, including the proposed Non-Solicitation Agreement, and the engagement of BAS. The Special Committee received information from management and its corporate and securities counsel regarding the proposed transaction, including a review of filings necessary under applicable antitrust laws and securities matters related to the proposed transaction.

  On June 14, 2000, the Company and Parent entered into the Non-solicitation Agreement.

  On June 14, 2000, the Company engaged BAS as its financial advisor.

  On June 20, 2000, members of the Company's management, Mr. Durbin, Mr. Weisfield, and representatives of BAS, Graham & Dunn PC, Emerge Corporation and PricewaterhouseCoopers, Parent's accountants, held meetings at the offices of Graham & Dunn PC to discuss due diligence matters.

  On June 20, 2000, Mr. Weisfield met with Mr. Durbin and Mr. Lennon to discuss due diligence matters and the status of the proposed transaction.

  On June 22, 2000, Mr. Weisfield, representatives of Graham & Dunn PC, Mr. Durbin, representatives of Emerge Corporation, and representatives of Perkins Coie LLP met to negotiate the terms of the Merger Agreement.

  From June 22 through June 28, 2000, the Company, Parent and their respective counsel continued to negotiate the Merger Agreement and began preparation of the offering materials and exhibits.

  On June 26, 2000, the Special Committee met with management, representatives of BAS and Graham & Dunn PC, for an update of the status of the proposal and to conduct a preliminary review of the terms of the proposed Merger Agreement.

  On June 28, 2000, the Special Committee reviewed the proposed transactions with management, and representatives of Graham & Dunn PC and BAS, and approved the Merger Agreement and transactions contemplated thereby.

  On June 28, 2000, the parties concluded negotiations and executed the Merger Agreement.

  Reasons for the Special Committee's Recommendation. In approving the Merger, the Offer and the Merger Agreement, and recommending that all shareholders tender their Shares, the Special Committee considered a number of factors, including:

    1. The Special Committee considered the current and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the

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  risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company operates its business. The Special Committee discussed its belief that the Company's Common Stock has historically been undervalued and the challenges of a relatively small market capitalization in the marketplace.

    2. The Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical market price of the Common Stock. The $6.125 Offer Price and the Merger Consideration exceed the average closing price of the Common Stock during the one month and one year periods preceding the announcement of the Offer ($4.125 and $4.445, respectively) and represent a 40% premium over the $4.375 Nasdaq National Market closing price of the shares on June 28, 2000 (the last trading day prior to the announcement of the Offer). The Special Committee also considered the form of consideration to be paid to holders of shares of the Common Stock in the Offer and the Merger, and the certainty of cash consideration as opposed to stock consideration. The Special Committee was aware that the consideration to be received by holders of the shares in the Offer and the Merger would be taxable to holders for federal income tax purposes.

    3. The Special Committee participated in presentations from Banc of America Securities LLC ("BAS") and reviewed the opinion of BAS, dated June 28, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to the Company's stockholders. A copy of the opinion delivered by BAS to the Special Committee, setting forth the procedures followed, the matters considered and the assumptions made by BAS in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety.

    4. The Special Committee recognized that the obligation of Purchaser to consummate the Offer and the Merger is subject to a relatively limited number of conditions, and is not subject to any financing conditions on the part of Purchaser. The Special Committee also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligation of both companies to pursue such regulatory approvals.

    5. The Special Committee considered that under the terms of the Non-Solicitation Agreement, while the Company was prohibited from soliciting acquisition proposals from third parties, the Company was permitted to respond to, and under certain circumstances engage in discussions with, another party who made an unsolicited inquiry or acquisition proposal. The provisions of the Merger Agreement that supercede the Non-Solicitation Agreement provide that the Company may respond to, and engage in discussions with and furnish information to, third parties having made an unsolicited, bona fide acquisition proposal that the Special Committee in good faith determines, upon advice of its independent financial advisors, would result in a transaction more favorable, from a financial point of view, than the transactions contemplated by the Merger Agreement and for which there would not be a financing condition; if the Special Committee determines to accept and recommend such acquisition proposal, the Merger Agreement will be terminated and the Company will be obligated to pay Purchaser $2,000,000 as liquidated damages. The Special Committee has considered the possible effect of these provisions on third parties who might be interested in exploring a business combination with the Company. In this regard, the Special Committee recognized that the provisions of the Non-Solicitation Agreement and the superceding provisions of the Merger Agreement were insisted upon by Purchaser and Parent as a condition to entering into the Merger Agreement and would be a factor in negotiating the Offer Price and the Merger Consideration.

    6. The Special Committee considered the fact that pursuant to the Non-Solicitation Agreement, Purchaser advanced $50,000, and upon the execution of the Merger Agreement advanced an additional $225,000, to defray expenses to be incurred in connection with the Offer and the Merger. Pursuant to the Merger Agreement, such advances are required to be repaid to Purchaser only if the Merger Agreement is terminated due to the fact that the Company is in material breach of any of its covenants or obligations under the Merger Agreement, or if there is any material inaccuracy in the representations and warranties of the Company contained in the Merger Agreement.

    7. The Special Committee considered the complementary nature of Parent's business and the Company's business, and Parent's intent to maintain the Company's business strategy and employees.

  In view of the many factors considered, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the Special Committee determined that the Merger, and the transactions contemplated by the Merger, represented the best available transactions to the Company and unanimously approved the Merger Agreement and resolved to recommend that holders of shares of Common Stock tender their shares in the Offer.

  Intent to Tender. To the extent known by the Company after making reasonable inquiry, all of the members of the Board of Directors and the Company's executive officers currently intend to tender in the Offer all Shares that they own of record or beneficially (other than shares where beneficial ownership is disclaimed), unless to do so would subject any such person to liability under Section 16(b) of the Securities Exchange Act of 1934. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. PERSONS/ ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED OR USED

  Pursuant to a letter agreement dated as of June 14, 2000, the Company has retained BAS to act as its financial advisor in connection with transactions involving business opportunities acceptable to the Company whereby the Company may be combined with a business partner, including the Offer and Merger. Pursuant to the terms of this engagement, the Company has agreed to pay BAS a nonrefundable fee of $50,000, payable upon execution of the letter agreement, and an additional fee of $150,000 payable upon the Company's entering into an agreement for a Transaction as defined in the letter agreement. Additionally, BAS will receive a success fee of $900,000 (less the amount of fees paid as described in the preceding sentence) plus an amount equal to 4% of aggregate consideration in excess of $60 million payable upon consummation of a transaction. However, if the Merger Agreement with Parent and Purchaser is consummated, and no potential purchaser other than Parent and Purchaser is involved, the $900,000 fee will be adjusted to $750,000. The Company has also agreed to reimburse BAS for out-of-pocket expenses, including the fees and expenses of legal counsel, and to indemnify BAS and related parties against certain liabilities, including liabilities arising under the federal securities laws, relating to or arising out of its engagement.

  Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders of the Company on its behalf with respect to the Offer and the Merger.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Except for the transaction described below, no transactions in shares of the Common Stock have been effected in the past 60 days by the Company or, to the knowledge of the Company, by any affiliate, executive officer or director of the Company.

  On June 9, 2000, in connection with his election to the Company's Board of Directors, the Company granted stock options for the purchase of 10,000 Shares to Robert P. Gannon, at an exercise price of $4.00 per Share. Such options were granted pursuant to the Company's 1987 Restated Stock Option Plan for Non-Employee Directors.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the board of directors, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION

  Rights Agreement. On June 28, 2000, the Rights Agreement, dated as of November 6, 1998, between the Company and American Stock Transfer & Trust Company, as Rights Agent, was amended (the "Amendment to Rights Agreement")
(a) to render the Rights Agreement inapplicable with respect to the Offer, the Merger, the Merger Agreement and the transactions contemplated hereby and thereby, and (b) to ensure that (i) neither Parent nor Purchaser nor any of their Affiliates (as defined in the Rights Agreement) is considered to be an Acquiring Person (as defined in the Rights Agreement) and (ii) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement), are not and shall not be triggered by reason of the announcement or consummation of any of the other transactions contemplated by the Merger Agreement. A copy of the Amendment to Rights Agreement is attached hereto as Exhibit (e)(6) and is incorporated herein by reference.

  Regulatory Approvals. The Offer is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and the rules promulgated pursuant to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Anti-Trust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that it expects to file a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about June 30, 2000. The waiting period applicable to the purchase of shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on the 15th day after filing, unless early termination of the waiting period is granted. If, however, within the initial 15 day period, either the Antitrust Division or the FTC requests additional information or material from InfrastruX Group, Inc. concerning the Offering, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the 10th day after the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may only be extended by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if either the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The relevant governmental agency may also seek to prevent the consummation of the transaction as discussed below. Expiration or termination of applicable waiting periods under the HSR Act is a condition of the Purchaser's obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer.

  The FTC and the Antitrust Division frequently scrutinize the legality under antitrust laws of transactions such as the Purchaser's proposed acquisition of shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of the shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares pursuant to the Offer or the consummation of the Merger, or seeking divestiture of the shares acquired by the Purchaser or divestiture of substantial assets of Parent, Purchaser or their subsidiaries or the Company or its subsidiaries. Private parties and state attorneys general may also bring actions under the antitrust laws under certain circumstances.

  The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer or the Merger will result in a violation of the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the ultimate result.

Item 9. EXHIBITS

 Exhibit No.                             Description
 -----------                             -----------
   (a)(1)    Offer to Purchase dated June 30, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Purchaser filed on June
             30, 2000).

   (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Purchaser filed on June 30, 2000).

   (a)(3)    Letter to Shareholders of UTILX Corporation, dated June 30, 2000.*

   (a)(4)    Joint Press Release issued by Parent and the Company on June 29,
             2000 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on June 29, 2000).

   (a)(5)    Appraisal Rights (Section 262 of the Delaware General Corporation
             Law) (incorporated by reference to Annex A to the Offer to Purchase, Exhibit (a)(1) of the Schedule TO of Purchaser filed on
             June 30, 2000).

   (e)(1)    Agreement and Plan of Merger, dated as of June 28, 2000, among
             Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on June 30,
             2000).

   (e)(2)    Opinion of Banc of America Securities LLC, dated June 28, 2000
             (included as Annex A to the Statement).*

   (e)(3)    The Information Statement of the Company dated June 30, 2000
             (included as Annex B to the Statement).*

   (e)(4)    Confidentiality Agreement, dated as of May 24, 2000, between
             Parent and the Company (incorporated by reference to Exhibit
             (d)(2) to the Schedule TO of Purchaser filed on June  , 2000).

   (e)(5)    Non-Solicitation and Expense Reimbursement Agreement, dated as of
             June 14, 2000, between Parent and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on June 30, 2000).

   (e)(6)    Amendment to Rights Agreement, dated as of June 28, 2000, to the
             Rights Agreement, dated as of November 6, 1998, between the Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.1 to the Form 8-A/A of the Company filed on June 29, 2000).

   (e)(7)    Senior Management Employment Agreement between the Company and
             William Weisfield, dated as of November 1, 1998 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on December 4, 1998).

   (e)(8) Executive Employment Agreement, dated as of November 1, 1998, between the Company and William Weisfield (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 4, 1998).

   (e)(9)    Employment Agreement among the Company, Parent and William
             Weisfield, dated as of June 28, 2000 (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on June 30,
             2000).

   (e)(10)   Incentive Compensation Agreement between the Company and Glen
             Bertini, dated as of October 29, 1999 (incorporated be reference to Exhibit 10.9 to the Form 10-K of the Company for the fiscal year ended March 31, 2000).

   (e)(11) Employment Agreement between the Company and Glen Bertini, dated as of September 1, 1993.

   (g)       Not applicable.

--------
* Included with the Statement mailed to shareholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 30, 2000

                                                 /s/ William M. Weisfield
                                          _____________________________________
                                           William M. Weisfield, President and
                                                 Chief Executive Officer

                                                                        ANNEX A

                        [LETTERHEAD OF BANK OF AMERICA]

                                 June 28, 2000

Special Committee of the
Board of Directors
UTILX Corporation
22820 Russell Road
P.O. Box 97009
Kent, Washington 98064

Members of the Special Committee of the Board of Directors:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of UTILX Corporation (the "Company") of the consideration proposed to be received by such stockholders in the proposed tender offer (the "Offer") by InfrastruX Acquisition, Inc. (the "Purchaser"), a wholly owned subsidiary of InfrastruX Group, Inc. (the "Parent"), a wholly owned subsidiary of Puget Sound Energy, Inc. for all of the outstanding shares of Common Stock, no par value, of the Company (the "Company Common Stock") and the proposed subsequent merger (the "Merger" and together with the Offer, the "Transactions") of the Purchaser with and into the Company. Pursuant to the terms of the Agreement and Plan of Merger, to be dated as of June 28, 2000 (the "Agreement"), among the Company, the Parent and the Purchaser, the Purchaser will commence the Offer at an offer price of $6.125 per share in cash, and subsequently engage in the Merger pursuant to which the Company will become a wholly owned subsidiary of the Parent and stockholders of the Company will receive for each share of Company Common Stock held by them, other than shares held in treasury or held by the Purchaser or any affiliate of the Purchaser or as to which dissenters' or appraisal rights have been perfected, consideration equal to $6.125 per share. The terms and conditions of the Transactions are more fully set out in the Agreement.

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (iii) analyzed certain financial forecasts prepared by the management of the Company;

  (iv) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

  (v) reviewed the reported prices and trading activity for the Company Common Stock;

  (vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

  (vii) compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

  (viii) reviewed the June 27, 2000 draft of the Agreement and certain related documents;

  (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

Special Committee of the
Board of Directors
UTILX Corporation
June 28, 2000
Page 2

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

  We were requested not to and did not contact any other parties with respect to the sale of all or any part of the Company or any other alternative transaction other than those parties that could be contacted under the Company's Non-Solicitation and Expense Reimbursement Agreement dated June 14, 2000. We were not requested to and did not directly participate in negotiations with respect to the terms of the Transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to the Transactions, and no opinion is expressed as to whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Transactions.

  We have acted as sole financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transactions and will receive a fee for our services, including a fee, which is contingent upon the consummation of the Merger. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and Puget Sound Energy, Inc. for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

  It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Transactions with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, BAS expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders' meeting held in connection with the Merger or whether stockholders of the Company should or should not tender their shares of Company Common Stock to the Purchaser pursuant to the Offer.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the consideration to be received by the Company's stockholders in the proposed Transactions is fair from a financial point of view to the Company's stockholders.

                                        Very truly yours,

                                        /s/ BANC OF AMERICA SECURITIES LLC

                                                                        ANNEX B

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

          NO VOTE OR OTHER ACTION OF UTILX CORPORATION'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
           NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                     TO SEND A PROXY TO UTILX CORPORATION.

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about June 30, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of UTILX Corporation, a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.01 per share, of the Company ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger dated June 28, 2000 ("Merger Agreement"), among the Company, the Purchaser and Parent.

  Purchaser's Designation of Persons to be Elected to the Company's Board of Directors. The Merger Agreement provides that, promptly upon the acquisition by Purchaser pursuant to the Offer of at least 67% of the Shares outstanding on a fully diluted basis (including all Shares issuable upon the cash exercise of all vested and unvested stock options, warrants and conversion of any convertible securities or other rights to purchase or acquire Shares), Parent will be entitled to designate a majority of the Company's Board of Directors. The Company agrees, upon request of Parent, to promptly increase the size of the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable parent's designees to be elected to the Board of Directors and to cause Parent's designees to be selected. This Information Statement attached as Annex B to the Schedule 14D-9, is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's shareholders.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement.

  The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                       VOTING SECURITIES OF THE COMPANY

  The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of June 2, 2000, there were 7,475,944 shares of Common Stock outstanding.

                              BOARD OF DIRECTORS

  The Board of Directors of the Company currently consists of seven members. Parent has informed the Company that Parent will choose the Parent Designees from the directors and executive officers of Parent listed in Schedule I of the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders, together with the Schedule 14D-9 and this Information Statement. The information on such Schedule I is incorporated herein by reference. The business address of each such person is as set forth on
Schedule I.

  Except as disclosed in the Purchaser's Offer to Purchase, Parent and the Purchaser have advised the Company that none of the individuals referenced above (i) is currently a director or holds any position with the Company, (ii) has any familial relationship with any directors or executive officers of the Company and (iii) to the knowledge of Parent and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by Parent and the Purchaser that, to Parent's and the Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in the Schedule 14D-9 or in the Schedule TO.

  It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than July 28, 2000, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Parent Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

                 THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS

Board Nominees

  At the 2000 Annual Meeting of Shareholders to be held on July 28, 2000, the shareholders of the Company will vote to, among other things, elect two directors to the Board of Directors. A separate Notice and Proxy Statement ("2000 Notice and Proxy Statement") was previously distributed to shareholders on or about June 23, 2000. The names of the nominees for the Board of Directors, together with certain information regarding them, are as follows:

    John W. Ellis (age 71) has been a director of the Company since August 1988. Mr. Ellis' term as a director expires in 2000. Since October 1999, he has held the position of Chairman Emeritus of the Seattle Mariners' Baseball Club, and from 1992 to October 1999, was its Chairman of the Board and Chief Executive Officer. Since 1969, he has been a director of Puget Sound Energy, Inc. (formerly Puget Sound Power & Light Company), a diversified gas and electric utility, where he was President from 1976 to 1987, and Chief Executive Officer from 1976 until his retirement in 1993. Mr. Ellis is also a director of Washington Mutual Savings Bank, a banking company, SAFECO Corporation, an insurance company, and AEGIS, Ltd., an insurance company, and serves as Chairman of the Board of Trustees of Seattle University. He is past Chairman of the Edison Electric Institute and the Electric Power Research Institute.

    Robert P. Gannon (age 56) has been a director of the Company since June 9, 2000 and will stand for election for a three-year term commencing July 28, 2000. Mr. Gannon is the Chairman, President and Chief Executive Officer of the Montana Power Company and Touch America, the telecommunications subsidiary of Montana Power. He first joined the Montana Power Company in 1974 as an attorney and became its Vice President and General Counsel in 1984. Mr. Gannon was named its President in 1990, Chief Executive Officer in 1997 and Chairman in 1998. He is a director of the Edison Electric Institute, the Mansfield

  Foundation and the Butte-Silver Bow Chamber of Commerce and past director and president of the Western Electric Power Institute.

Current Members of the Board of Directors

  In addition to John W. Ellis and Robert P. Gannon, the names of the current members of the Board of Directors, together with certain information regarding them, are as follows:

    Stanley J. Bright (age 60) has been a director of the Company since January 1995. Mr. Bright's term as a director expires in 2002. Mr. Bright is a director of MidAmerican Energy Holdings Company (MidAmerican), a subsidiary of Berkshire Hathaway, Inc. which has domestic and international utility operations. MidAmerican was formed on March 12, 1999 in the merger of the prior MidAmerican Energy Holdings Company (MidAmerican Energy) and CalEnergy Company, Inc. Prior to the merger, Mr. Bright served as Chairman, President and Chief Executive Officer of MidAmerican Energy from June 1, 1997, as President and Chief Executive Officer from July 1, 1996, and as President, Office of the Chief Executive Officer from July 1, 1995 when MidAmerican Energy was formed in the merger of Iowa-Illinois Gas and Electric Company (Iowa-Illinois) and Midwest Resources, Inc. He had been Chairman, President and Chief Executive Officer of Iowa-Illinois, a utility company, since May 1991. Mr. Bright is also a director of TransAlta Corporation and Utech Venture Capital Corporation.

    John D. Durbin (age 65) has been a director of the Company since April 1997. Mr. Durbin's term as a director expires in 2001. Since February 2000, Mr. Durbin is Chief Executive Officer of Infrastrux Group, Inc. a new subsidiary at Puget Sound Energy, Inc. (formerly Puget Sound Power & Light Company), a diversified gas and electric utility. Mr. Durbin has been a Principal of Olympic Capital Partners, an investment banking firm, from 1996 to 1998 and Executive Director, Emerge Corporation from August 1999 to February 2000. He is also a general Partner of John Durbin & Associates, a 26 year old firm which owns and manages commercial and agricultural real estate. Previously, he was Chairman, President and Chief Executive Officer of Bellevue-based Hostar International, a hotel equipment manufacturer, which he co-founded in 1988. In addition, he is a board member of several Northwest companies, including Puget Sound Energy, Inc., ConnexT, Inc. and Frank Russell Trust Co. and is a member of the Advisory Board of Barclay Dean Interiors, Inc. and Glant Pacific Companies. Mr. Durbin's community service includes being a past member of the Board of Trustees of Seattle University and a former board member of Children's Hospital Foundation, a board member of Junior Achievement of Greater Seattle, past Chairman and board member of the Washington Athletic Club. Mr. Durbin is a past Chairman of United Way of King County and past President of the Seattle Rotary Club.

    Walter M. Higgins (age 55) has been a director of the Company since January 1998. Mr. Higgins' term as a director expires in 2001. Mr. Higgins was named President and Chief Executive Officer of AGL Resources, Inc., an Atlanta-based energy holding company in January 1998 and became Chairman, President and Chief Executive Officer of AGL Resources in May 1999. He is also Chairman and Chief Executive Officer of Atlanta Gas Light Company, the largest natural gas distributor in the Southeastern United States. Mr. Higgins joined Sierra Pacific Resources, a utility holding company in late 1993, and was named Chairman of the Board, President and Chief Executive Officer in January 1994. He also served as President and Chief Executive Officer of Sierra Pacific Power Co., a subsidiary of Sierra Pacific Resources. Prior to joining Sierra Pacific Resources, he was President and Chief Operating Officer of Louisville Gas and Electric Co., the principal subsidiary of LG&E Energy, a Louisville, Kentucky-based utility holding company. In addition, he is a board member of AGL Resources, Inc. and AEGIS, Ltd., an insurance company, and serves on the board of trustees of numerous business and community organizations. Mr. Higgins is the 2000 Campaign Chairman for the United Way of Metropolitan Atlanta and is the Chairman of the Board of Trustees of the National Environmental Education and Training Foundation.

    Robert E. Runice (age 70) has been a director of the Company since November 1988 and is retiring from the Board effective July 28, 2000, the date of the Annual Meeting. Mr. Runice is a private investor and business consultant. From 1983 until his retirement in 1991, Mr. Runice had been Vice President of

  U S West Inc., a diversified telecommunications company, and President of its Commercial Development Division. Mr. Runice is also a director of The Bombay Company, Inc., a specialty retail company, and Tandy Brands Accessories, Inc., a manufacturer of men's, women's and boys' accessories.

    William M. Weisfield (age 58) has been a director of the Company since January 1995, Chairman of the Board since January 1996 and the Company's President and Chief Executive Officer since November 1998. Mr. Weisfield's term as a director expires in 2002. Mr. Weisfield was Senior Vice President of Benaroya Capital Company, a privately held investment company specializing in development of Pacific Northwest real estate and other investments, since January 1, 1994. Mr. Weisfield previously served as Chief Operating Officer for Robbins Company, an underground tunnel boring manufacturing company from November 1992 to December 1993. Mr. Weisfield also acts as a director of Lindal Cedar Homes, Inc., Lifespan Biosciences, Inc., the Downtown Seattle Association, and is a member and past President of the Seattle Rotary Club.

Committees of the Board of Directors

  The Board of Directors has established standing committees, including an Audit Committee, a Compensation Committee and a Nominating and Organization Committee. All committees are responsible to the full Board of Directors and their activities are therefore subject to approval of the Board of Directors. As provided in the Company's By-laws, each committee is appointed annually by the Board of Directors and consists of not less than three directors, at least a majority of whom must be independent and not members of management. The functions performed by these Committees are summarized as follows:

  Audit Committee. The Audit Committee reviews and makes recommendations regarding the selection of outside auditors, the scope and results of the annual audit, internal controls, procedures and the adequacy of staff for the safeguard of the Company's assets, related-party transactions, potential conflicts of interest and compliance with corporate policies including the Company's Code of Ethical Conduct. The members of the Audit Committee are presently John D. Durbin (Chairman), Robert E. Runice and Stanley J. Bright. The Audit Committee met six times during fiscal year 2000.

  Compensation Committee. The Compensation Committee reviews and makes recommendations regarding compensation, including salaries and other incentives, of directors, officers and other executives of the Company. Those members of the Compensation Committee who are "nonemployee directors" within the meaning of the rules adopted under Section 16 of the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, also act as plan administrator of the Company's stock option plans. The members of the Compensation Committee are presently Robert E. Runice (Chairman), John W. Ellis, John D. Durbin and Walter M. Higgins. The Compensation Committee met three times during fiscal year 2000.

  Nominating and Organization Committee. The Nominating and Organization Committee reviews and makes recommendations regarding the size and composition of the Board of Directors, nominees for directors, election of officers and the organization of the Company. The Nominating and Organization Committee also considers nominees for directors recommended by any stockholder of the Company. Any stockholder desiring to do so must mail a written recommendation and any comments to the Chairman of the Nominating and Organization Committee addressed in care of the Secretary of the Company at the Company's corporate offices at P.O. Box 97009, Kent, Washington 98064-9709. The members of the Nominating and Organization Committee are presently John W. Ellis (Chairman), Stanley J. Bright and Robert E. Runice. The Nominating and Organization Committee met three times during fiscal year 2000.

Fiscal Year 2000 Director Meeting Attendance

  During fiscal year 2000, there were six meetings of the Board of Directors. Each director attended at least 80% of the total number of the meetings of the Board of Directors and the Committees of the Board of Directors on which each such director served.

Director Compensation

  Directors who are employees of the Company do not receive any fees for their services as directors. Directors of the Company who are not employees are paid a quarterly retainer of $1,500 and committee chairpersons are paid an additional quarterly retainer of $500. Nonemployee directors are also paid $750 for each Board of Directors meeting and $400 for each committee meeting attended in person and one-half of those amounts for participation in telephonically conducted meetings, plus reimbursement of expenses incurred in attending such meetings. For extraordinary services beyond those incidental to service on the Board and its committees, nonemployee directors receive fees for work on matters specially requested by the Board at a rate of $125 per hour with a daily minimum of $500 and a daily maximum of $1,000.

  The Company has also adopted the 1987 Restated Stock Option Plan for Nonemployee Directors (the "1987 Director Plan"), which currently provides for the grant of options to acquire up to an aggregate 300,000 shares of Common Stock to nonemployee directors. As discussed in the 2000 Notice and Proxy Statement, the Board of Directors has approved, and is seeking shareholder approval of, an amendment to the 1987 Director Plan to increase the number of authorized shares of Common Stock under the Plan. Pursuant to the 1987 Director Plan, each nonemployee director receives an option to purchase 10,000 shares of Common Stock upon initial appointment to the Board, which options vest 40% one year after the date of grant and 20% each year thereafter. Each nonemployee director then automatically receives annually an option to purchase 5,000 shares of Common Stock, concurrently with each year's Annual Meeting of Stockholders. Such options vest upon the date of grant. All grants under the 1987 Director Plan are made at an exercise price equal to the fair market value of the Common Stock on the date of grant. The purpose of the 1987 Director Plan is to help the Company attract and retain qualified nonemployee directors.

                  STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS,
                       EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth as of June 2, 2000 (unless otherwise noted below) information regarding the beneficial ownership of the Common Stock by each stockholder who, to the Company's knowledge, owned more than 5% of the outstanding Common Stock, by each of the directors, nominees and by each of the executive officers named in the Summary Compensation Table, and by all directors and executive officers, as a group. Each of the named persons and members of the group has sole voting and investment power with respect to the shares shown, except as stated below.

                                 Beneficial Ownership of Common Stock
                             -------------------------------------------------
                                          Options and
                             Outstanding  Other Rights
                              Shares of   Exercisable
                             Common Stock    Within
 Name and Address* of        Beneficially  60 days of                Percent
 Beneficial Owner               Owned     June 2, 2000   Total     of Class(1)
 --------------------        ------------ ------------  -------    -----------
Dimensional Fund Advisors
 Inc.(2)....................   566,720            0     566,720       7.58%
 1299 Ocean Avenue, 11th
  Floor
 Santa Monica, CA 90401

Trigran Investments,
 L.P.(3)....................   535,000            0     535,000       7.15%
 155 Pfingsten Road, Suite
  360
 Deerfield, IL 60015

Stanley J. Bright...........   163,500       30,000(4)  193,500(5)    2.59%

John D. Durbin..............     8,000       28,000(4)   36,000         **

John W. Ellis...............     5,000       55,000(4)   60,000         **

Robert P. Gannon............         0        5,000(4)    5,000

Walter M. Higgins...........     3,000       21,000(4)   24,000         **

Robert E. Runice............     4,000       45,000      49,000         **

William M. Weisfield........    15,285       80,000(6)   95,285       1.27%

James E. Bartholomew........     4,574       63,750(7)   68,324         **

Glen J. Bertini.............    10,649       37,800(7)   48,449         **

Darla V. Norris.............     2,000       16,250(7)   18,250         **

Scott E. Reynolds...........     1,842       58,250(7)   60,092         **

All directors and executive
 officers, as a group
 (12 persons):                 217,850      476,300     694,150       9.28%

Notes to Beneficial Ownership Table:

*   Addresses are listed of owners of more than 5% of the outstanding Common
    Stock.
**  Less than 1% of the outstanding Common Stock.
(1) In calculating the percentage ownership of any stockholder holding options or other rights exercisable within 60 days of June 2, 2000, it is assumed that such options or rights were exercised.
(2) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 566,720 shares of the Company's common stock as of December 31, 1999, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.
(3) The voting and dispositive power of 26,000 of these shares is shared with Castle Creek Partners LLP.
(4) Consists of options to purchase shares of Common Stock granted under the 1987 Director Plan and includes options to purchase 5,000 shares of Common Stock that will be granted on July 28, 2000. See "Director Compensation."
(5) Includes 158,500 shares owned by UVCC Fund I which may be deemed beneficially owned by Mr. Bright. Utech Venture Capital Corporation has a majority interest in the UTILX Common Stock held in UVCC Fund I. Mr. Bright serves as a board member of Utech Venture Capital Corporation. Mr. Bright disclaims beneficial ownership of such shares.
(6) Consists of options to purchase 30,000 shares of Common Stock granted under the Company's 1987 Director Plan and 50,000 shares of Common Stock granted under the Company's Amended and Restated 1994 Option and Restricted Stock Plan (the "1994 Plan").
(7) Consists of options to purchase shares of Common Stock granted under the Company's 1994 Plan.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section16(a) forms that they file.

  Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 2000 fiscal year all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, other than one late filing relating to a purchase of stock on behalf of Mr. George Taylor, an executive officer.

                            EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid to the Company's Chief Executive Officer and the four most highly compensated executive officers whose salary and bonuses exceeded $100,000 (the "named executive officers") for services rendered in fiscal year 2000 and the two prior fiscal years:

                          SUMMARY COMPENSATION TABLE

                                        Annual        Long-Term
                                     Compensation    Compensation
                                  ------------------ ------------
                                                      Securities
                                                      Underlying   All Other
                                                       Options    Compensation
 Name and Principal Position      Salary($) Bonus($) Awarded (#)      ($)
 ---------------------------      --------- -------- ------------ ------------
William M. Weisfield(2)..... 2000 $300,019  $70,000          0       $5,319(3)
 President/Chief Executive
  Officer                    1999 $142,754  $     0    205,000       $  346(3)

Scott E. Reynolds(4)........ 2000 $125,766  $40,000     45,000       $4,561(5)
 Chief Operating Officer

Glen J. Bertini(6).......... 2000 $123,848  $35,000     45,000       $5,443(7)
 Senior Vice President
  Business Development

James E. Bartholomew(8)..... 2000 $115,003  $35,000     25,000       $5,317(9)
 Senior Vice President
  Eastern Region             1999 $102,091  $     0          0       $4,702(9)

Darla V. Norris(10)......... 2000 $111,859  $35,000     25,000       $1,096(11)
 Senior Vice President Chief
  Financial Officer

Notes to Summary Compensation Table:

 (1)  The Company's fiscal year ended March 31 of the year identified.
 (2) Mr. Weisfield served as a board member for the Company during the entire 1999 and 2000 fiscal years, and as an executive officer since November 1, 1998.
 (3) Consists of $3,808 for Company matching contributions to qualified benefit plan ("Company matching contributions") and $1,511 for taxable life benefits ("insurance benefits") for 2000 and $346 for insurance benefits for 1999.
 (4) Mr. Reynolds became an executive officer of the Company in January 1996. Because his annual compensation received during 1999 and 1998 did not exceed $100,000, it is not included in the table above.
 (5) Consists of $4,399 for Company matching contributions and $162 for insurance benefits for 2000.
 (6) Mr. Bertini became an executive officer of the Company in December 1998. Because his annual compensation received during 1999 did not exceed $100,000, it is not included in the table above.
 (7) Consists of $5,348 for Company matching contributions and $95 for insurance benefits for 2000.
 (8) Mr. Bartholomew became an executive officer of the Company in March 1994. Because his annual compensation did not exceed $100,000 during 1998, it is not included in the table above.
 (9) Consists of $5,175 for Company matching contributions and $142 for insurance benefits for 2000 and $4,594 and $108 respectively for 1999.
(10) Ms. Norris became an executive officer of the Company in December 1998. Because her annual compensation received during 1999 did not exceed $100,000, it is not included in the table above.
(11) Consists of $944 for Company matching contributions and $152 for insurance benefits for 2000.

Option Grants in Fiscal Year 2000

  The following tables set forth information concerning option grants and exercises during the Company's 2000 fiscal year to or by the named executive officers and the value of the options held by such officers as of March 31, 2000:

                                                                            Potential
                                                                         Realizable Value
                                                                            at Assumed
                                                                         Annual Rates of
                                                                           Stock Price
                                                                         Appreciation for
                                       Individual Grants                  Option Term(2)
                         ----------------------------------------------- ----------------
                         Number of     % of Total
                         Securities  Options Granted Exercise
                         Underlying  to Employees in  Price
                          Options      Fiscal Year     per    Expiration
          Name            Granted         2000       Share(1)  Date(1)     5%      10%
          ----           ----------  --------------- -------- ---------- ------- --------
William M. Weisfield....        0          N/A           N/A        N/A  $     0 $      0
                       OPTION GRANTS IN FISCAL YEAR 2000

James E. Bartholomew....   25,000(3)      4.79%      $2.1875    4/30/09  $34,392 $ 87,157

Glen J. Bertini.........   25,000(3)      4.79%      $2.1875    4/30/09  $34,392 $ 87,157
                           20,000(3)      3.83%      $3.9375   10/29/09  $49,525 $125,507

Darla V. Norris.........   15,000(3)      2.87%      $2.1875    4/30/09  $20,635 $ 52,294
                           10,000(3)      1.91%      $3.9375   10/29/09  $24,762 $ 62,753

Scott E. Reynolds.......   25,000(3)      4.79%      $2.1875    4/30/09  $34,392 $ 87,157
                           20,000(3)      3.83%      $3.9375   10/29/09  $49,525 $125,507

Option Exercises in Fiscal Year 2000

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2000
                    AND 2000 FISCAL YEAR-END OPTION VALUES

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                               Options at March 31,     in-the-Money Options at
                                      2000(1)              March 31, 2000(2)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
William M. Weisfield........   80,000       150,000     $289,062     $637,500
James E. Bartholomew........   44,000        46,500     $113,625     $171,250
Glen J. Bertini.............   27,684        76,316     $ 53,574     $249,738
Darla V. Norris.............   12,500        62,500     $ 53,125     $243,437
Scott E. Reynolds...........   39,000        66,000     $116,875     $215,937

Notes to Aggregated Option Exercises Table:

(1) Consists of options granted under the Company's 1987 Director Plan and 1994 Plan.
(2) Based on a closing price of $6.25 per share on March 31, 2000.

Employment Contracts and Termination of Employment and Change of Control Arrangements

  Employment Agreements. The Company has entered into an executive employment agreement with William M. Weisfield. This agreement establishes a starting annual base salary and eligibility to participate in Company bonus and stock plans. The agreement obligates the Company to continue employment and compensation of Mr. Weisfield until November 1, 2001 unless terminated by Mr. Weisfield upon 60 days' notice or by the Company upon 30 days' notice. If the Company terminates Mr. Weisfield's employment during the term of the agreement for reasons other than "cause" (as defined in the agreement), the Company will be obligated to pay to Mr. Weisfield an amount equal to four month's salary, presently $108,333. The Company has also entered into a senior management employment agreement with Mr. Weisfield with an initial term of two years. Unless earlier terminated by either the Company or Mr. Weisfield upon 30 days' notice, on each annual anniversary date, this agreement shall automatically be renewed for successive two-year terms. This agreement also obligates the Company to make certain payments to Mr. Weisfield in the event of termination for reasons other than "cause" or in the event of a "Change of Control" (as defined in the agreement) up to an amount equal to two times his annual base salary then in effect plus an amount equal to the bonus paid to Mr. Weisfield for the prior fiscal year. Based on Mr. Weisfield's present base salary, two years salary amounts to the sum of $650,000.

  The executive employment agreement with Mr. Weisfield, effective November 1, 1998, established an initial annual base salary of $300,000. The agreement required the Company to grant to Mr. Weisfield at the commencement of his employment, options to purchase 200,000 shares of Common Stock under the 1994 Plan.

  An Incentive Compensation Agreement with Mr. Bertini, effective October 29, 1999, established a royalty sharing arrangement relating to gross revenues received by the Company for any sale or other transfer of products or services related to Trynergy, including any disposition of the Company's Trynergy business to another party.

  Amended and Restated 1994 Option and Restricted Stock Plan (the 1994
Plan). The named executive officers participate in the 1994 Plan.

Compensation Committee Report

  The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of directors who are not employees of the Company. Current members of the Committee are Robert E. Runice, Chairman, John W. Ellis, John
D. Durbin and Walter M. Higgins. None of the members of the Committee participate in the compensation programs described in this report.

  Philosophy, Procedures and General Policies. In determining executive compensation, the Committee and the Board are guided by the following objectives:

  . Attracting, retaining and motivating highly qualified and committed executives.

  . Using the competitive employment marketplace as a guide to assessing and establishing compensation levels.

  . Determining total compensation to a meaningful degree by returns to the Company's stockholders.

  . Exercising appropriate discretion and judgment in making individual compensation determinations based on the performance and particular employment position of the affected executive, the current economic and business circumstances of the Company, and the prevailing conditions in the relevant employment marketplace.

  . Encouraging executives to obtain and hold an equity stake in the Company.

  The responsibility of the Committee is to review and make recommendations regarding executive compensation to the Board of Directors. The Board of Directors exercises final authority with respect to approval of executive compensation, except with regard to grants under the Company's stock plans for which the Committee has final authority. The Committee and the Board also specifically approve the compensation of individual executives, including any merit or promotional adjustments, and individually review the performance of those executives on at least an annual basis. Base salary increases are based upon the results of such performance reviews and, for executives other than the President and Chief Executive Officer, such increases are also based upon the recommendation of the President and Chief Executive Officer.

  Executive Compensation Plan. Under the Company's fiscal year 2000 Executive Compensation Plan, executive compensation consisted of the following components:

  . Annual base salary

  . Annual incentive bonus

  . Long-term compensation in the form of stock option grants

  In establishing this plan, comparative executive compensation information was collected by the Company using both publicly available sources as well as compensation surveys produced by independent, outside compensation firms. That information included, but was not specifically limited to, the group of companies comprising the peer issuers index in the Stock Performance Graph. See footnote 2 to "Stock Performance Graph" below.

  Annual Compensation--Base Salaries. The Company seeks to establish base salaries of executives at median levels in those employment markets within which the Company competes in order to recruit and retain qualified executive employees. The Company reviews base salaries of each executive periodically, generally on an annual basis, to ensure that the Company remains competitive. Such annual reviews, conducted in conjunction with annual merit reviews, provide the basis for assessments of base salary and adjustments, several of which were made during fiscal 2000 to executive officers.

  The Committee considers recommendations from the President and Chief Executive Officer when making adjustments to executive salaries. The Committee also considers the initial base salaries set forth in the employment agreements of certain executives and such variables as relative responsibility, expertise, past years' compensation and performance, and comparative market data, including median salary data for similar positions within the industry.

  Annual Compensation--Annual Incentive Bonuses. The Committee has an established program of annual cash incentives to executives in the form of performance awards. This program is intended to encourage achievement of certain goals developed and specified at the beginning of the fiscal year. A performance award target is established for each participating executive, based on median competitive levels in those employment markets within which the Company competes. Performance awards are to be distributed out of a performance award fund whose size is determined by the success of the management group as a whole in achieving the annual financial goals of the Company. If Company goals are met, the performance award fund is divided among all participating executives based on their respective performance award targets. Although performance award targets are specified at the beginning of the fiscal year, the relative share of the performance award fund received by a specific executive may be increased or decreased at the time of distribution of performance awards, based upon an assessment by the Board and Committee of the individual's performance.

  In April 1997, the Board and the Committee established performance award targets for executives ranging from 20% to 50% of earned base salary and established Company performance goals relating to achieving profitability of specific profit centers and the entire Company. During fiscal year 2000, performance awards totaling $262,500 were paid to executive officers.

  Long-Term Compensation--Stock Plans. Long-term incentives are designed to link management reward with the long-term interest of the Company's stockholders. Currently, the Company grants stock options and restricted stock as long-term incentives.

  During fiscal 2000, the Committee and the Board granted a total of 452,250 stock options to executive officers and senior managers. These options were scheduled to vest in either three or four years after the grant date.

  In fiscal 1998, the Committee and the Board approved an Exempt Employee Stock Option Plan, designed to make every salaried employee of the Company eligible for annual nonqualified stock option awards upon achievement of individual performance objectives. During fiscal 2000, 39 of the Company's employees received these nonqualified stock options as a result of achieving their individual objectives.

  Compensation of Chief Executive Officer. In November 1998, William Weisfield was elected President and Chief Executive Officer to replace Mr. Davies. Under the terms of his employment contract, Mr. Weisfield received an initial annual base salary of $300,000 and a performance-based target bonus of up to 100% of his annual base salary. Pursuant to his employment agreement, the Company granted Mr. Weisfield at the commencement of his employment, options to purchase 200,000 shares of Common Stock under the 1994 Plan. On April 28, 2000 the Board and Committee approved an annual salary increase of $25,000 for Mr. Weisfield, a $70,000 bonus and options to purchase an additional 50,000 shares of Common Stock under the 1994 Plan.

  The compensation package for Mr. Weisfield was determined with the assistance of a compensation consultant and was based upon a number of factors, including market data indicating median salaries and annual bonuses for similar positions in the employment market within which the Company competes. In determining compensation, the Committee considered Mr. Weisfield's past services to the Company, his expertise and relevant operational experience as well as his demonstrated achievement in his prior and present position.

  Cap on Company Deductions for Certain Compensation. Under Section 162(m) of the Code, certain compensation payments in excess of $1 million are subject to a cap on deductibility for the Company. The limitation on deductibility applies with respect to that portion of a compensation payment for a taxable year in excess of $1 million to either the Company's chief executive officer or any one of the other four highest paid executives. Certain performance-based compensation is not subject to the cap on deductibility. Options can qualify for this performance-based exception, but only if they are granted at fair market value, the total number of shares that can be granted to an executive for any period is stated, and stockholder and Board approval is obtained. Restricted stock does not satisfy the definition of performance-based compensation unless the lapse of the Restricted Period is based on the attainment of specified performance goals approved by the issuer's stockholders. Restricted stock grants under the 1994 Plan will not satisfy the performance-based criteria. The option portion of the 1994 Plan is intended to comply with the performance-based criteria.

  Compensation Committee Members. The foregoing report has been provided by the Compensation Committee of the Board of Directors.

    Robert E. Runice (Chairman)
    John W. Ellis
    John D. Durbin
    Walter M. Higgins

Stock Performance Graph

  The graph below compares for each of the last five fiscal years ending March 31, 2000 the cumulative total return of the Company, The Nasdaq Stock Market index and the SIC 1600-1699 index. The cumulative total return of Common Stock assumes $100 invested on March 31, 1995 in UTILX Common Stock and for the comparator indices that all dividends are fully reinvested. The Company has paid no dividend during the period indicated.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
        UTILX CORPORATION, NASDAQ INDEX,/1/ AND SIC 1600--1699 INDEX/2/



                       [PERFORMANCE GRAPH OF DATA BELOW]

                                  March  March  March  March  March  March
CRSP Total Returns Index for:     1995   1996   1997   1998   1999   2000
----------------------------      -----  -----  -----  -----  -----  -----

UTILX CORPORATION                 100.0   69.6  152.2  191.3   54.3  217.4

Nasdaq Stock Market
 (US Companies)                   100.0  135.8  151.0  228.9  309.2  574.0

NASDAQ Stock (SIC 1600-1699
 US Companies)                    100.0  127.7  228.7  395.1  252.9  445.8


Notes to Cumulative Total Return Chart:

(1) Broad market index consisting of all United States companies traded on The Nasdaq Stock Market during the period indicated.
(2) Peer issuers index consisting of all United States companies traded on The Nasdaq Stock Market during the period indicated, including the Company, whose Standard Industrial Classification ("SIC") code is within Major Group 16, "Heavy Construction other than Building Construction-Contractors." The Company's SIC code is 1623, "Water, Sewer, Pipeline and Communications and Power Line Construction." The following companies (and their ticker symbols) comprise the group of peer issuers: Guy F. Atkinson Company of California (ATKN); Cerbco, Inc. (CERB); Devcon International Corporation (DEVC); Enviroq Corporation (EROQ); Euroweb International Corporation (EWEB); Global Industries, Ltd. (GLBL); Granite Construction, Inc. (GCCO); Harding Associates, Inc. (HRDG); Horizon Offshore, Inc.
    (HOFF); Hungarian Teleconstruction Corporation (HTEL); Insituform East, Inc. (INEI); Insituform Mid America, Inc. (INSMA); Insituform Technologies, Inc. (INSUA); International Fibercom, Inc. (IFCI); Mastec, Inc. (MASX); Meadow Valley Corporation (MVCO); Noxso Corporation (NOXO); Transcoastal Marine Services, Inc. (TCMS) and UTILX Corporation (UTLX).